South Tower | 3877 Fairfax Ridge Road | Fairfax, Virginia 22030
703.460.2500 | 703.460.2599 Fax
www.webMethods.com
February 2, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Stathis Kouninis

Re:	webMethods, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Filed June 14, 2005
Form 8-K
Filed October 25, 2005
File No. 1-15681

Dear Mr. Kouninis:
     This is to inform you that webMethods, Inc. is in the process of preparing a response to the Staff’s comment letter, dated January 19, 2006, with respect to the above-referenced filings. We will be unable to complete the internal review of our response to the comment letter within the timeframe set forth in that letter. We intend to provide you with our response letter by Wednesday, February 8, 2006.
     If you have any questions regarding the foregoing, please contact me at 703-460-6055.

Sincerely,

/s/ Douglas McNitt

Douglas McNitt
General Counsel
cc:	David Mitchell, webMethods, Inc. Mark Wabschall, webMethods, Inc. Edmund Graff, webMethods, Inc. Lawrence Yanowitch, Esq., Morrison & Foerster LLP